1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 26, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Special Board of Directors Resolutions

Hsinchu, Taiwan, R.O.C., April 26, 2017 –TSMC held a special meeting of the Board of Directors today and approved the nomination of Dr. Mark Liu and Dr. C.C. Wei as candidates to stand for election as two additional directors at TSMC’s Shareholders’ Meeting on June 8, 2017.

TSMC Board of Director Candidates:

Title	Name	Education & Experience
Director	Mark Liu

•    Bachelor Degree in Electrical Engineering, National Taiwan University

•    Master Degree and Ph.D. in Electrical Engineering & Computer Science, University of California, Berkeley, USA

•    Former President, Worldwide Semiconductor Manufacturing Corp.

•    Former Senior Vice President, Advanced Technology Business, TSMC

•    Former Senior Vice President, Operations, TSMC

•    Former Executive Vice President and Co-Chief Operating Officer, TSMC

•    President and Co-Chief Executive Officer, TSMC

Director	C.C. Wei

•    Bachelor and Master Degrees in Electrical Engineering, National Chiao Tung University

•    Ph.D. in Electrical Engineering, Yale University, USA

•    Former Senior Vice President, Chartered Semiconductor Manufacturing Ltd.

•    Former Senior Vice President, Mainstream Technology Business, TSMC

•    Former Senior Vice President, Business Development, TSMC

•    Former Executive Vice President and Co-Chief Operating Officer, TSMC

•    Chairman, Taiwan Semiconductor Industry Association (TSIA)

•    Chairman, TSMC Nanjing Company Limited

•    President and Co-Chief Executive Officer, TSMC

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TSMC Spokesperson: Lora Ho TSMC Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director TSMC Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com